VOLITIONRX LIMITED

1489 West Warm Springs Road, Suite 110

Henderson, Nevada  89014

April 11, 2025

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	VolitionRx Limited Acceleration Request Registration Statement on Form S-1 Filed April 4, 2025 File No. 333-286401

Requested Date: April 15, 2025 Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, VolitionRx Limited, a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective as of the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

Should the Commission have any questions regarding this acceleration request, please do not hesitate to contact Marc G. Alcser, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth LLP, via telephone at (949) 725-4136 or via email at malcser@stradlinglaw.com.  We respectfully request that you contact Mr. Alcser via telephone as soon as the above referenced Registration Statement has been declared effective.

Sincerely, VOLITIONRX LIMITED /s/ Cameron Reynolds Cameron Reynolds President and Chief Executive Officer

cc:

VolitionRx Limited

Terig Hughes, Chief Financial Officer

Stradling Yocca Carlson & Rauth LLP

Marc G. Alcser, Esq.